UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 001-41107

Codere Online Luxembourg, S.A.
(Translation of registrant’s name into English)

7 rue Robert Stümper
L-2557 Luxembourg,
Grand Duchy of Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐          No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐          No ☒

Explanatory note

This report on Form 6-K shall be deemed to be incorporated by reference into Codere Online Luxembourg, S.A.’s registration statements (i) on Form S-8 (Registration Number: 333-264895), (ii) on Form F-3 (Registration Number: 333-262940) and (iii) on Form F-3 (Registration Number: 333-269065), each as filed with the U.S. Securities and Exchange Commission and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Unaudited Interim Condensed Consolidated Financial Statements as of and for the six months ended June 30, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Codere Online Luxembourg, S.A.
(Registrant)

Date: November 14, 2023	/s/ Oscar Iglesias
Oscar Iglesias
Chief Financial Officer

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